J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

July 19, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ryan Rohn

Stephen Krikorian

Alexandra Barone

Larry Spirgel

Re:	CS Disco, Inc.

Registration Statement on Form S-1, as amended (File No. 333- 257435)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of CS Disco, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Standard Time, on July 20, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, may orally request via telephone call to the staff that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that approximately 80 copies of the Preliminary Prospectus, dated July 12, 2021 and included in the above-referenced Registration Statement, as amended, were distributed during the period from July 12, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC BOFA SECURITIES, INC.

Acting severally on behalf of themselves and the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
Name:	Bianca Buck
Title:	Vice President

BOFA SECURITIES, INC.

By:	/s/ Magdalena Heinrich
Name:	Magdalena Heinrich
Title:	Managing Director

[Signature Page – Underwriters’ Acceleration Request]